Levered Learning Inc.
Profit & Loss Accrual Basis
January 2018 through December 2020

	Jan - Dec 18	Jan - Dec 19	Jan - Dec 20	TOTAL
Ordinary Income/Expense				
Income				
Subscription Income	187.84	96,694.14	218,610.88	315,492.86
Total Income	187.84	96,694.14	218,610.88	315,492.86
Cost of Goods Sold				
Consultants	203,024.00	273,250.14	153,724.76	629,998.90
Consultants Paid by Gusto	0.00	0.00	92,241.90	92,241.90
Total COGS	203,024.00	273,250.14	245,966.66	722,240.80
Gross Profit	-202,836.16	-176,556.00	-27,355.78	-406,747.94
Expense				
Accounting	2,450.00	2,355.00	3,225.00	8,030.00
Advertising & Marketing	1,320.49	21,071.94	4,805.21	27,197.64
Bank Service Charges	0.00	105.56	135.00	240.56
Carta	0.00	2,400.00	2,100.00	4,500.00
Collection & Loan Fees (MB)	0.00	0.00	3,136.66	3,136.66
Computer & Internet Exp	790.86	958.37	2,516.99	4,266.22
Conference Costs	0.00	37,647.25	16,037.92	53,685.17
Dues & Subscriptions	15,356.61	1,578.45	2,790.83	19,725.89
Employee Hiring Costs	0.00	0.00	104.98	104.98
Insurance Expense	6,054.88	11,233.88	7,771.76	25,060.52
Interest Expense	0.00	0.00	13,141.92	13,141.92
Interest Expense (MB)	0.00	0.00	13,661.14	13,661.14
Investor Presentation Fees	0.00	0.00	25,300.00	25,300.00
Legal	26,098.95	5,040.05	14,478.00	45,617.00
Meals	236.42	1,555.36	738.44	2,530.22
Office Supplies & Expenses	756.93	729.48	4,458.45	5,944.86
Payroll Expense				
Payroll Wages (Gross)	0.00	0.00	155,500.79	155,500.79
Payroll Taxes	4,334.35	8,076.01	10,327.15	22,737.51
Garnishment	0.00	0.00	0.00	0.00
WC Insurance	0.00	0.00	1,284.00	1,284.00
Total Payroll Expense	4,334.35	8,076.01	167,111.94	179,522.30
Payroll Wages-Net	21,968.01	37,636.67	0.00	59,604.68
Payroll Service	405.00	1,176.00	964.00	2,545.00
Professional Fees	200.00	0.00	0.00	200.00
Repairs & Maintenance	0.00	0.00	0.00	0.00
Research Costs	0.00	0.00	5,000.00	5,000.00
Taxes	1,200.00	450.00	1,250.00	2,900.00
Travel Expense				
Airfare & Hotel	2,315.71	7,302.89	1,181.33	10,799.93
Transportation & Parking	1,439.95	2,871.41	721.52	5,032.88
Total Travel Expense	3,755.66	10,174.30	1,902.85	15,832.81
Web Hosting	4,801.35	8,283.98	12,307.20	25,392.53
Total Expense	89,729.51	150,472.30	302,938.29	543,140.10
Net Ordinary Income	-292,565.67	-327,028.30	-330,294.07	-949,888.04
Other Income/Expense				
Other Income				
Other Deposits	0.00	0.00	2,666.03	2,666.03
Total Other Income	0.00	0.00	2,666.03	2,666.03
Net Other Income	0.00	0.00	2,666.03	2,666.03

Levered Learning Inc.
Profit & Loss Accrual Basis
January 2018 through December 2020

	Jan - Dec 18	Jan - Dec 19	Jan - Dec 20	TOTAL
Net Income	**-292,565.67**	**-327,028.30**	**-327,628.04**	**-947,222.01**